Eric R. Weinheimer Assistant Vice-President and Assistant General Counsel Law Department	Sun Life Assurance Company of Canada 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric_weinheimer@sunlife.com
June 27, 2008
United States Securities and Exchange Commission
450 Fifth Street West, N.W.
Washington D.C. 20549
Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant
Dear Mr. Rosenberg,
Re:	Re: Sun Life Financial Inc. Form 40-F for Fiscal Year Ended December 31, 2007 File No. 001-15014
     We are replying to your letter dated May 2, 2008, to Sun Life Financial Inc. (the “Company”), setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Form 40-F that the Company filed for its financial year ended December 31, 2007 (the “Form 40-F”). For convenience, we have included the staff’s comments in italics, followed by our response. As indicated in our response, we have agreed to provide certain additional disclosures in the Company’s management’s discussion and analysis (the “MD&A”) for the quarter ending June 30, 2008, in order to address the staff’s comments.
Form 40-F for the fiscal year ended December 31, 2007
Management’s Discussion and Analysis
Investments
Asset-Backed Securities, page 25
1.	For your $961 million of indirect exposure to monoline insurers at December 31, 2007, please revise to disclose a break down of this amount by credit rating absent the credit insurance. The average credit quality you have disclosed may not be informative to an investor depending on the breakdown. In addition, for any material concentration of this amount within an individual monoline insurer, disclose the name of the monoline and the amount of the concentration.
Sun Life Assurance Company of Canada
is a member of the Sun Life Financial
group of companies.
www.sunlife.com

Sun Life Financial Response
     We believe that the Company’s indirect exposure to monoline insurers as at December 31, 2007 was not material on a quantitative or a qualitative basis based on the following;
•	the Company’s total indirect monoline exposure at December 31, 2007 was $961 million, less than 1% of invested assets (total invested assets $103 billion);

•	that indirect exposure was spread across 5 monoline insurers;

•	the largest indirect exposure to any one monoline insurer was $363 million (or 38%) of the Company’s total indirect monoline exposure (and less than 0.4% of invested assets). The monoline insurer that was the Company’s largest exposure has insured 24 bonds, the largest of which was for $42 million;

•	when securities are purchased which are wrapped by monoline insurers, it is the Company’s practice to assess the underlying credit to ensure that we are comfortable with the underlying investment absent the insurance;

•	the underlying investments have similar characteristics of many of the Company’s diversified direct bond holdings and are subject to ongoing credit analysis;

•	the $961 million of insured bonds were issued by 65 entities, mainly in the U.K.;

•	if none of the underlying bonds had monoline guarantees, $891 million (or 93%) of those bonds would have been investment grade quality credit ratings — i.e., rated BBB or higher (1% – AAA, 9% – AA, 38% A and 45% BBB);

•	the underlying issuers obtained the monoline guarantees to obtain lower coupon rates on their bonds — not to address credit problems;

•	the largest exposure to any one of the 65 bond issuers is $100 million, rated A (or 10% of the Company’s indirect monoline exposure and less than 0.1% of the Company’s invested assets);

•	none of the underlying bonds were in default or on the Company’s watch list; and

•	credit reviews of the underlying investments have been performed by the Company or its third party portfolio managers.
     While we believe that the disclosure in the Company’s annual MD&A in its Form 40-F was appropriate and that the Company did not have any material concentrations which required additional disclosure, we propose to include the following additional disclosure (as underlined) in the Company’s interim MD&A for the quarter ending June 30, 2008:
“The Company had total exposure of $  •   million to monoline insurers as at June 30, 2008, of which $  •   million, or   •  % represented direct exposure to the monoline insurers and $  •   million was indirect exposure. The indirect exposure represents the
Sun Life Assurance Company of Canada
is a member of the Sun Life Financial
group of companies.
www.sunlife.com

total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance,   •  % of the underlying bonds have an investment grade credit rating (  •  % AAA,   •  % AA,   •  % A and   •  % BBB) and   •  % have a rating of BB or lower. At June 30, 2008, no single insurer represented more than   •  % of the total monoline exposure and no underlying issuer represented more than   •  % of the total exposure in connection with monoline insurers.”
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     As requested in your letter, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the documents filed by the Company with the Commission;

•	comments from the Commission’s staff or changes to the Company’s disclosure in response to those comments do not foreclose the Commission from taking any action with respect to the document filed with the Commission; and

•	the Company may not assert comments by the Commission staff as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
     If you have any questions, please call me at (416) 979-4825.
Yours very truly,
/s/ “Eric Weinheimer”
Eric Weinheimer
Assistant Vice-President, Law
ERW:dj
cc:	Donald A. Stewart, Chief Executive Officer Richard McKenney, Executive Vice-President & Chief Financial Officer
Sun Life Assurance Company of Canada
is a member of the Sun Life Financial
group of companies.
www.sunlife.com